Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 FEB 25 AM 8:54

PLEASE REPLY TO: VIVIAN LOUIE
Direct Line: (416) 860-7150 Ext.254
Direct Email: jcolaw@jcolaw.com

February 6, 2002

Exemption No. 82-4163

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

02015355

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
Formerly Cantex Energy Inc.
File No. 1006

Enclosed please find a copy of an Insider Report for **WILLIAM R. JOHNSTONE** dated February 6, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Vivian Louie
Law Clerk

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\LTR\Outlook\INS-wrj feb6-01.wpd

Exemption No. 82-4163

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: OUTLOOK RESOURCES INC.

CUSIP No. IF KNOWN: ______ FILE No.: ______

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 12 | 12 | 2001

OR

IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ______

CHANGE FROM PREVIOUS REPORT: YES [X] NO [ ]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES (IN ORDER): WILLIAM R.

No. STREET: 88 DIVADALE DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M4G 2P2

INSIDER NUMBER IF KNOWN: ______ CUSIP No.: ______

BUSINESS TELEPHONE NUMBER: 416-860-7150

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH [X] FRENCH [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	X	MANITOBA	
BANK ACT		ONTARIO	X
BRITISH COLUMBIA	X	QUEBEC	
CBCA		SASKATCHEWAN	

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD – SEE ALSO INSTRUCTION 5)

A Designation of Class of Securities	B Previous Balance of Class of Securities Traded	C Sec Code	C Date Day	C Date Month	C Date Year	C Nature	C Number Value Acquired	C Number Value Disposed Of	C Unit Price	D Present Balance of Class of Securities Held	E Ownership	F Identify the Registered Holder Where Ownership Is Indirect
COMMON SHARES	25,000		6	2	2002	76	50,000		$0.10	75,000	0	
COMMON SHARES	25,646									25,646	1	See Remark 1
COMMON SHARES	20,000									20,000	1	See Remark 2
OPTIONS	300,000		6	2	2002	76		50,000		250,000	0	
CONVERTIBLE DEBENTURE	1									1	0	

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that at the time and in the light of the circumstances under which it is made contains a misrepresentation.

6. REMARKS

1. 25,646 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.
2. 20,000 common shares are held by Poplar Properties Inc. in which the undersigned has a 50% interest.

7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 6 | 2 | 2002